Response Biomedical’s RAMP System Receives Market Clearance in China

Vancouver, British Columbia, January 5, 2005 – Response Biomedical Corp. (TSX-V: RBM), today announced that the RAMP® Reader and three RAMP Cardiac Marker Tests have received regulatory clearance in China from the State Food and Drug Administration (SFDA). Effective immediately, O&D Biotechnology Co., the Company’s exclusive distributor in China, is now marketing rapid quantitative RAMP tests for detecting troponin I, CK-MB and myoglobin to assist in the rapid diagnosis of heart attack or acute myocardial infarction (AMI), a leading cause of death worldwide.

“China is the largest and fastest growing medical device market in Asia, and securing regulatory clearance marks a major milestone in the worldwide commercialization of clinical RAMP products,” states Bill Radvak, President and CEO. “With an aging population, a rising standard of living, and the Government's commitment to improve access to basic health care, China is emerging as one of the single most important markets internationally.”

With over 1.2 billion people, China has more than 300,000 health institutions including more than 65,000 largely government-run hospitals. Chinese hospitals provided more than 900,000 beds and treated more than 2 billion patients in 2000. According to U.S. census data, electro-medical diagnostic and imaging equipment lead exports in the category of medical equipment to China. The market size for this segment is estimated at $2.5 - $3 billion, of which $1.3 - $1.4 billion are imports.

Based in Beijing, O&D Biotech became the exclusive distributor of RAMP Cardiac Marker Tests in 2003. The Company is growing rapidly with a core focus on Point-of-Care Diagnostics.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com